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                             PROSPECTUS SUPPLEMENT
                                       TO
                        PROSPECTUS DATED APRIL 16, 1999

--------------------------------------------------------------------------------

                                     [LOGO]

                           KEY ENERGY SERVICES, INC.

                                3,508,772 SHARES
                                  COMMON STOCK
                      TRADING SYMBOL & MARKET: KEG / NYSE

    We plan to use the proceeds of this offering for the retirement of existing debt and working capital as well as other general corporate purposes.

        THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6 OF THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE 7 OF OUR PROSPECTUS DATED APRIL 16,
                                     1999.

  Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus supplement is accurate or complete. Any representation to the contrary is illegal.

                            ------------------------

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 6, 1999

                               TABLE OF CONTENTS

Key Energy Services, Inc...............................................................          3

The Offering...........................................................................          3

The Concurrent Offering................................................................          3

Recent Developments....................................................................          4

Risk Factors...........................................................................          6

Unaudited Pro Forma Combined Financial Statements......................................          7

Selected Financial Data................................................................         13

Use of Proceeds........................................................................         15

Legal Matters..........................................................................         15

Capitalization.........................................................................         16

                           KEY ENERGY SERVICES, INC.

    We are the world's largest onshore oil and gas well service and workover company based on the number of rigs we own and available industry data. We provide a complete range of rig-based well maintenance, workover, completion, recompletion, contract drilling and non-rig ancillary well services to major and independent oil and gas companies. Our principal operating regions in the United States include West Texas, the Gulf Coast, Oklahoma, Michigan, the Appalachian Basin, the Rocky Mountains, the Ark La Tex region, the Four Corners area and California. We also operate in Argentina and have limited operations in Ontario, Canada. In September 1998, we purchased Dawson Production Services, Inc., which was the third largest onshore oil and gas well service and workover company in the United States based on the number of rigs they owned and available industry data. We estimate that our current share of the domestic onshore well service rig fleet is approximately 37% based on the number of rigs we own and available industry data. Our operating assets consist of approximately 1,420 well service and workover rigs, 75 drilling rigs and 1,130 oilfield trucks. We believe that we have the most comprehensive array of services of any participant in the market and have differentiated ourself from our competitors by our position as a single-source provider of multiple well-head based services and products across multiple geographic regions.

                                  THE OFFERING

    We have entered into a written agreement with three investors who have agreed to purchase an aggregate of $10 million of our common stock at a per share purchase price equal to the purchase price being paid by the underwriters in our concurrent offering described below. Based on this formula, these investors will purchase 3,508,772 shares of our common stock at a purchase price of $2.85 per share. The common stock these investors will purchase is part of the financing described in this prospectus supplement, but is being sold to these investors directly by us rather than through the underwriters in the concurrent public offering, and such common stock being sold in the concurrent public offering is not covered by this prospectus supplement.

                            THE CONCURRENT OFFERING

    We are offering to the public 55,000,000 shares of our common stock in a concurrent underwritten public offering. The underwriters have an option to purchase an additional 6,300,000 shares from us to cover over-allotments. Except as otherwise noted, information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option. The closing price of our common stock on May 3, 1999 was $3 3/16.

Number of shares outstanding before this offering:..............................  18,493,625
Number of shares offered in this offering and the concurrent offering:..........  58,508,772
Number of shares outstanding after this offering and the concurrent offering:...  77,002,397

    Before this offering and the concurrent public offering, approximately 11.6 million shares of common stock were issuable upon the exercise of outstanding options, warrants and convertible securities. In addition, this offering and the concurrent public offering will trigger anti-dilution provisions in certain of our outstanding warrants resulting in 1,549,552 shares of our common stock being issuable upon exercise of such warrants. See "Risk Factors--Shares Eligible for Future Sale." The Company also intends to issue options to certain of its officers, directors and employees to purchase up to an aggregate of 3,000,000 shares of common stock at an exercise price at or above the price to the public in this offering.

                                USE OF PROCEEDS

    We intend to use the net proceeds from this offering and the concurrent offering to other investors to repay amounts due under the term loans under our senior credit facility and to provide working capital. We do not intend to use any proceeds from the offerings to repay loans under our revolving credit facility, and currently do not intend to make repayments under the revolving credit facility until we have substantially improved our operating results and financial position.

                              RECENT DEVELOPMENTS

RENEGOTIATION OF FINANCIAL COVENANTS

    Over the past year, the well service industry has experienced a downturn caused by historically low oil and gas prices. In light of market conditions, in December 1998 we renegotiated certain financial covenants in our senior credit facility to levels designed to allow us to remain in compliance for the remainder of calendar 1999 based on market conditions in December 1998. Because of continuing deteriorating conditions in the well service industry in the first quarter of 1999, the financial covenants were renegotiated again in April 1999 to provide us additional financial flexibility. We believe that our renegotiated financial covenants will allow us to remain in compliance for at least 18 months; however, if depressed conditions in the well service industry continue beyond anticipated levels, we may not be able to remain in compliance. We believe that the proceeds from this offering and the concurrent offerings, together with cash from operations, will enable us to pay operating expenses, scheduled debt service and anticipated capital needs for at least 18 months.

    We cannot assure you that our business will generate sufficient cash flow from operations to service our outstanding debt, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

THIRD QUARTER RESULTS

    Based on preliminary interim financial data, we estimate revenues for the quarter ended March 31, 1999 will be approximately $105 million, compared to $143.6 million in the previous quarter, a decrease of 27%. We estimate our net loss for the quarter will be between $1.05 and $1.10 per diluted share, excluding nonrecurring pretax charges of approximately $19 million to $20 million consisting primarily of a write-off of bridge financing fees, office lease accruals, employee terminations and unusual bad debt losses, a substantial portion of which includes a reserve taken during the quarter ended March 31, 1999 for accounts receivable from TransTexas Gas Corporation, a company that has recently filed for reorganization under federal bankruptcy laws. We do not expect as significant an amount of these pretax charges to recur in the fiscal fourth quarter. Based on these assumptions, our estimated EBITDA for the fiscal quarter ended March 31, 1999 will be in a range of $10 million to $11 million, excluding approximately $13 million to $15 million of similar non-recurring pretax charges.

MANAGEMENT

    Effective April 9, 1999, Kenneth V. Huseman ceased serving as our executive vice president and chief operating officer as well in all other offices he held with our subsidiaries.

    Effective April 21, 1999, Thomas K. Grundman began serving as our senior vice president of strategic and business development. We are currently negotiating an employment agreement with Mr. Grundman. While no agreements have been reached as of the date hereof, the currently contemplated terms of his employment include: (i) a base salary of $200,000; (ii) a three year employment term with automatic one year renewals thereafter; (iii) a relocation loan of $150,000; (iv) three years' severance for certain terminations of the employment agreement; and (v) a one to three year noncompete term following termination.

    Prior to joining Key, Mr. Grundman was a senior vice president at PNC Bank, N.A. where he ran the Oil and Gas Corporate Finance Group. Mr. Grundman joined PNC in late 1996 and was responsible for providing financing and advisory services in all sectors of the energy industry. Prior to his employment with PNC, Mr. Grundman spent twelve years at Chase Manhattan Bank and its predecessor institutions in the Acquisition Finance Group, most recently as a managing director in the oil and gas group. Mr. Grundman is 38 years old and received a BS in Finance from Syracuse University in 1982.

    In order to ensure that Francis D. John will continue to serve as our as chief executive officer, we are in the process of negotiating the terms of a new long-term employment contract with him. While no agreements, arrangements or understandings have been reached regarding the terms of any new employment agreement, we intend that the terms of the agreement will contain provisions pursuant to which Mr. John will agree not to (i) exercise any options to purchase our common stock which have been granted to him (or which may be granted to him) or (ii) sell any of our common stock or other equity securities which he owns, each for a period of three years commencing with the effective date of his new employment agreement. We also intend for the new agreement to contain salary, bonus and other arrangements which will induce Mr. John to commit himself to remaining with the Company as its chief executive for a period of at least five years.

                                  RISK FACTORS

RECENT OPERATING LOSSES

    We have experienced a significant decrease in the demand for our services during the last two quarters that has resulted in the operating losses described above under "Recent Developments." We believe that the proceeds of this offering and the concurrent offering will permit us to reduce indebtedness and provide us with a cash reserve which, together with cash from operations, will permit us to maintain operations for the balance of calendar 1999 and through 2000. However, there must be a significant improvement in the demand for our services for us to be able to generate cash from operations sufficient to service our indebtedness or to return to profitability. No assurance can be given when or if there will be any such improvement in demand for our services.

POTENTIAL CONFLICT BETWEEN DEBT AND EQUITY HOLDERS--THE INTERESTS OF INVESTORS IN THIS OFFERING
MAY BE CONTRARY TO THE INTERESTS OF HOLDERS OF OUR DEBT.

    Certain decisions concerning our operations or financial structure may present conflicts between the owners of our capital stock and the holders of our debt. For example, if we encounter financial difficulties, or are unable to pay our debts as they mature, the interests of our equity owners might conflict with those of the holders of our debt. In addition, restrictions imposed on us by our lenders may inhibit our ability to pursue acquisitions, divestitures, financings or other transactions that could enhance your equity investment.

SHARES ELIGIBLE FOR FUTURE SALE--THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY
AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE
PERCEPTION THAT SUCH SALES COULD OCCUR.

    As of April 29, 1999, we had 18,493,625 shares of common stock outstanding. Approximately 11.6 million additional shares of common stock were issuable upon the exercise of outstanding options, warrants and convertible securities. We are issuing 58,508,772 shares of our common stock in this offering and the concurrent offering (64,808,772 shares if the underwriters' over-allotment option is exercised in full). In addition, this offering has triggered anti-dilution provisions in certain of our outstanding warrants, resulting in approximately 1,549,552 additional shares of our common stock being issuable upon exercise of such warrants. We also intend to issue options to certain of our officers, directors and employees to purchase up to an aggregate of 3,000,000 shares of common stock at an exercise price at or above the price to the public in this offering. All of these shares will be registered under the Securities Act or are subject to registration rights agreements. The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market or the perception that such sales could occur.

TRADING HISTORY--OUR PRIOR TRADING HISTORY MAY NOT BE INDICATIVE OF THE TRADING VOLUME AND
MARKET PRICE AFTER THE OFFERINGS.

    This offering and our concurrent offering of 3,508,772 shares of our common stock will result in an approximate 315% increase in the number of shares of our common stock that will be issued and outstanding. The historical volume of trading and historical trading price of our common stock has been based on a substantially lower number of outstanding shares of our common stock than will be outstanding after this offering and the concurrent offering. Therefore, our prior trading volume and prior market price may not be indicative of the trading volume and market price after this offering.

ADDITIONAL BORROWINGS AVAILABLE - DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES STILL MAY BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT.

    We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Our credit facility currently permits additional borrowings of up to approximately $9 million. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    Our unaudited pro forma combined statements of operations have been prepared to give effect to the Dawson acquisition and related transactions, our January 1999 offering of units consisting of 14% senior subordinated notes and warrants and the application of the net proceeds therefrom, and this offering and the concurrent offering and the application of proceeds therefrom as if they had taken place on July 1, 1997. Our unaudited pro forma combined balance sheet has been prepared to give effect to the units offering and the application of the net proceeds therefrom and to this offering and the concurrent offering and the application of proceeds therefrom as if they had taken place on December 31, 1998. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Future results may vary significantly from the results reflected in the accompanying unaudited pro forma combined financial statements because of, among other factors, changes in product and service prices, future oil and gas production declines and future acquisitions.

    The unaudited pro forma adjustments are based upon preliminary estimates. We do not believe that the actual adjustments will differ significantly from these preliminary estimates. The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with our consolidated financial statements incorporated by reference in this prospectus supplement.

                   KEY ENERGY SERVICES, INC. AND SUBSIDIARIES
                       (FORMERLY KEY ENERGY GROUP, INC.)

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                            AS OF DECEMBER 31, 1998

                                 (IN THOUSANDS)

                                                                       PRO FORMA                  OFFERING     PRO FORMA
                                                           COMPANY    ADJUSTMENTS    PRO FORMA   ADJUSTMENTS   COMBINED
                                                          ---------  -------------  -----------  -----------  -----------
ASSETS

Current Assets:
  Cash..................................................  $   8,181    $  (4,294)(1)  $   3,887   $  40,477(3)  $  44,364
  Accounts receivable, net..............................    115,881                    115,881                   115,881
  Inventories...........................................     13,576                     13,576                    13,576
  Deferred tax asset....................................      1,203                      1,203                     1,203
  Prepaid income taxes..................................        540                        540                       540
  Prepaid expenses and other current assets.............      6,001                      6,001                     6,001
                                                          ---------                 -----------               -----------
Total Current Assets....................................    145,382                    141,088                   181,565

Property and Equipment
  Oilfield services equipment...........................    634,114                    634,114                   634,114
  Oil and gas well drilling equipment...................     84,873                     84,873                    84,873
  Motor vehicles........................................     53,819                     53,819                    53,819
  Oil and gas properties and other related equipment,
    successful efforts method...........................     43,160                     43,160                    43,160
  Furniture and equipment...............................      5,950                      5,950                     5,950
  Buildings and land....................................     34,717                     34,717                    34,717
                                                          ---------                 -----------               -----------
                                                            856,633                    856,633                   856,633
Accumulated depreciation and depletion..................    (71,506)                   (71,506)                  (71,506)
                                                          ---------                 -----------               -----------
Net Property and Equipment..............................    785,127                    785,127                   785,127

Goodwill, net...........................................    208,811                    208,811                   208,811
Other assets............................................     36,210        5,700(1)     35,621                    35,621
                                                                          (6,289)(2)
                                                          ---------                 -----------               -----------
      Total Assets......................................  $1,175,530                 $1,170,647                $1,211,124
                                                          ---------                 -----------               -----------
                                                          ---------                 -----------               -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable......................................  $  20,831                  $  20,831                 $  20,831
  Other accrued liabilities.............................     25,175                     25,175                    25,175
  Accrued interest......................................      4,150                      4,150                     4,150
  Current portion of long-term debt.....................      9,511                      9,511       (6,000)(3)      3,511
                                                          ---------                 -----------               -----------
Total Current Liabilities...............................     59,667                     59,667                    53,667

Long-term debt less current portion.....................    839,870       (6,028)(1)    833,842    (118,473)(3)    715,369
Non-current accrued expense.............................      4,527                      4,527                     4,527
Deferred tax liability..................................    126,844       (2,214)(2)    124,630                  124,630
Stockholders' equity:
  Common stock..........................................      1,871                      1,871        5,851(3)      7,722
  Additional paid-in capital............................    119,300        7,434(1)    126,734      159,099(3)    285,833
  Treasury stock........................................     (9,682)                    (9,682)                   (9,682)
  Retained earnings.....................................     33,133       (4,075)(2)     29,058                   29,058
                                                          ---------                 -----------               -----------
Total Stockholders' Equity..............................    144,622                    147,981                   312,931
                                                          ---------                 -----------               -----------
      Total Liabilities and Stockholders' Equity........  $1,175,530                 $1,170,647                $1,211,124
                                                          ---------                 -----------               -----------
                                                          ---------                 -----------               -----------

  See accompanying notes to unaudited pro forma combined financial statements.

                   KEY ENERGY SERVICES, INC. AND SUBSIDIARIES
                       (FORMERLY KEY ENERGY GROUP, INC.)

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                       TWELVE MONTHS ENDED JUNE 30, 1998

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     PRO
                                                                         PRO                        FORMA
                                                         DAWSON         FORMA                     COMBINED
                                                           PRO        COMBINED        UNITS         AFTER
                                                          FORMA         WITH        OFFERING        UNITS      OFFERING
                                COMPANY     DAWSON     ADJUSTMENTS     DAWSON      ADJUSTMENTS    OFFERING    ADJUSTMENTS
                              -----------  ---------  -------------  -----------  -------------  -----------  -----------
Revenue:
  Oilfield services.........   $ 374,845   $ 223,228                  $ 598,073                   $ 598,073
  Oil and gas well
    drilling................      35,095      --                         35,095                      35,095
  Oil and gas...............       7,030      --                          7,030                       7,030
  Other, net................       3,076       2,304                      5,380                       5,380
                              -----------  ---------                 -----------                 -----------
                                 420,046     225,532                    645,578                     645,578

Cost and Expenses:
  Oilfield services.........     259,495     156,684                    416,179                     416,179
  Oil and gas well
    drilling................      26,473      --                         26,473                      26,473
  Oil and gas...............       2,983      --                          2,983                       2,983
  Depreciation, depletion
    and amortization........      31,001      21,802    $  (2,057)(4)     50,746                     50,746
  General and
    administrative..........      39,813      22,342                     62,155                      62,155
  Interest..................      21,476      13,838       31,841(5)     67,155     $   3,484(6)     70,639    $ (10,506)(7)
                              -----------  ---------                 -----------                 -----------
                                 381,241     214,666                    625,691                     629,175

Pretax income...............      38,805      10,866                     19,887                      16,403
Income tax expense..........      14,630       3,977       (9,984)(8)      8,623       (1,219)(8)      7,404       3,676(8)
                              -----------  ---------                 -----------                 -----------
Net income..................   $  24,175   $   6,889                  $  11,264                   $   8,999
                              -----------  ---------                 -----------                 -----------
                              -----------  ---------                 -----------                 -----------
Earnings per share:
  Net income................   $    1.41                              $    0.66                   $    0.52
  Basic weighted average
    shares outstanding......      17,153                                 17,153                      17,153


                                  PRO
                                 FORMA
                               COMBINED
                              -----------
Revenue:
  Oilfield services.........   $ 598,073
  Oil and gas well
    drilling................      35,095
  Oil and gas...............       7,030
  Other, net................       5,380
                              -----------
                                 645,578
Cost and Expenses:
  Oilfield services.........     416,179
  Oil and gas well
    drilling................      26,473
  Oil and gas...............       2,983
  Depreciation, depletion
    and amortization........      50,746
  General and
    administrative..........      62,155
  Interest..................      60,133
                              -----------
                                 618,669
Pretax income...............      26,909
Income tax expense..........      11,080
                              -----------
Net income..................   $  15,829
                              -----------
                              -----------
Earnings per share:
  Net income................   $    0.21
  Basic weighted average
    shares outstanding......      75,662

  See accompanying notes to unaudited pro forma combined financial statements.

                   KEY ENERGY SERVICES, INC. AND SUBSIDIARIES
                       (FORMERLY KEY ENERGY GROUP, INC.)

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                       SIX MONTHS ENDED DECEMBER 31, 1998

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         DAWSON       PRO FORMA                   PRO FORMA
                                                           PRO        COMBINED        UNITS       COMBINED
                                                          FORMA         WITH        OFFERING     AFTER UNITS    OFFERING
                              COMPANY      DAWSON      ADJUSTMENTS     DAWSON      ADJUSTMENTS    OFFERING     ADJUSTMENTS
                            -----------  -----------  -------------  -----------  -------------  -----------  -------------
Revenue:
  Oilfield services.......   $ 222,939    $  36,444                   $ 259,383                   $ 259,383
  Oil and gas well
    drilling..............      32,150           --                      32,150                      32,150
  Oil and gas.............       3,607           --                       3,607                       3,607
  Other, net..............         537          (89)                        448                         448
                            -----------  -----------                 -----------                 -----------
                               259,233       36,355                     295,588                     295,588

Cost and Expenses:
  Oilfield services.......     158,267       27,046                     185,313                     185,313
  Oil and gas well
    drilling..............      26,019           --                      26,019                      26,019
  Oil and gas.............       1,638           --                       1,638                       1,638
  Depreciation, depletion
    and amortization......      25,130        5,443     $  (1,365)(4)     29,208                     29,208
  General and
    administrative........      25,776        5,778                   $  31,554                      31,554
  Corporate
    Restructuring.........       6,699           --                       6,699                       6,699
  Interest................      27,327        2,914         3,336(5)     33,577     $   1,763(6)     35,340     $  (5,253)(7)
                            -----------  -----------                 -----------                 -----------
                               270,856       41,181                     314,008                     315,771

Pretax (loss).............     (11,623)      (4,826)                    (18,420)                    (20,183)
Income tax benefit........      (3,663)        (583)        1,200(8)     (5,446)         (617)(8)     (6,063)       1,839(8)
                            -----------  -----------                 -----------                 -----------
Net loss..................   $  (7,960)   $  (4,243)                  $ (12,974)                  $ (14,120)
                            -----------  -----------                 -----------                 -----------
                            -----------  -----------                 -----------                 -----------
Earnings per share:
  Net loss................   $   (0.44)                               $   (0.71)                  $   (0.77)
  Basic weighted average
    shares outstanding....      18,283                                   18,283                      18,283


                                PRO
                               FORMA
                             COMBINED
                            -----------
Revenue:
  Oilfield services.......   $ 259,383
  Oil and gas well
    drilling..............      32,150
  Oil and gas.............       3,607
  Other, net..............         448
                            -----------
                               295,588
Cost and Expenses:
  Oilfield services.......     185,313
  Oil and gas well
    drilling..............      26,019
  Oil and gas.............       1,638
  Depreciation, depletion
    and amortization......      29,208
  General and
    administrative........      31,554
  Corporate
    Restructuring.........       6,699
  Interest................      30,087
                            -----------
                               310,518
Pretax (loss).............     (14,930)
Income tax benefit........      (4,224)
                            -----------
Net loss..................   $ (10,706)
                            -----------
                            -----------
Earnings per share:
  Net loss................   $   (0.14)
  Basic weighted average
    shares outstanding....      76,792

  See accompanying notes to unaudited pro forma combined financial statements.

                   KEY ENERGY SERVICES, INC. AND SUBSIDIARIES
                       (FORMERLY KEY ENERGY GROUP, INC.)

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

    Key--Represents our consolidated balance sheet as of December 31, 1998 and our consolidated statements of operations for the twelve months ended June 30, 1998 and the six months ended December 31, 1998.

    Dawson--Represents Dawson's combined statement of operations for the twelve months ended June 30, 1998 and the operating results from July 1, 1998 through September 14, 1998.

2.  PRO FORMA ADJUSTMENTS

(1) Gives effect to the units offering and the application of the net proceeds therefrom including debt issuance costs of approximately $7,000,000. The units offering includes the issuance of 150,000 warrants to purchase an aggregate of 2,032,565 shares of common stock in connection with the units offering. Accordingly, $7,434,000 of the proceeds of the units offering was allocated to the value of the warrants with the remainder allocated to the 14% notes.

(2) Gives effect to the write-off of debt issuance costs incurred in connection with the bridge credit facility we entered into in connection with the Dawson acquisition.

(3) Gives effect to this offering and the concurrent offering and the application of the net proceeds therefrom.

(4) To record the estimated decrease in depreciation and amortization expense for the property, plant and equipment acquired in the Dawson acquisition, due to the differences in useful lives and salvage values we assigned compared to the estimated lives and salvage values Dawson assigned (dollars in thousands):

                                                         10%        DEPRECIABLE
                                            FMV        SALVAGE         BASIS          LIFE        QUARTERLY      ANNUAL
                                         ----------  -----------  ---------------     -----     -------------  -----------
DEPRECIATION:
  Well service rigs-core...............  $  139,500   $  13,950     $   125,550            25     $   1,037     $   5,022
  Well service rigs-components.........      15,500       1,550          13,950            10           288         1,395
  Well service equipment...............      31,000       3,100          27,900            10           576         2,790
  Motor vehicles.......................      24,000       2,400          21,600             5           892         4,320
  Furniture and fixtures...............       2,000         200           1,800             5            74           360
  Buildings............................       5,000         500           4,500            30            32           150
                                                                                                -------------  -----------
    Total new depreciation....................................................................        2,899        14,037
    Recorded depreciation.....................................................................        4,629        19,081
                                                                                                -------------  -----------
    Pro forma adjustment......................................................................    $  (1,730)    $  (5,044)
                                                                                                -------------  -----------
                                                                                                -------------  -----------
AMORTIZATION:
  Dawson goodwill......................         N/A         N/A          80,395            25     $     664     $   3,216
  Dawson goodwill-deductible...........                                  42,351            20           437         2,117
  Non-competes w/Dawson executives.....         N/A         N/A           1,125             3            78           375
                                                                                                -------------  -----------
    Total new amortization....................................................................        1,179         5,708
    Recorded amortization.....................................................................          814         2,721
                                                                                                -------------  -----------
    Pro forma amortization....................................................................    $     365     $   2,987
                                                                                                -------------  -----------
                                                                                                -------------  -----------
    Total pro forma adjustment................................................................    $  (1,365)    $  (2,057)
                                                                                                -------------  -----------
                                                                                                -------------  -----------

                   KEY ENERGY SERVICES, INC. AND SUBSIDIARIES
                       (FORMERLY KEY ENERGY GROUP, INC.)

     NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (CONTINUED)

(5) To record incremental interest on the borrowings to finance the Dawson acquisition. The following table reflects the calculation of the pro forma adjustment (dollars in thousands):

                                                                                                           SIX
                                                                                             YEAR        MONTHS
                                                                                             ENDED        ENDED
                                                                                           JUNE 30,   DECEMBER 31,
                                                                                             1998         1998
                                                                                           ---------  -------------
Incremental interest expense due to increased indebtedness incurred in connection with the Dawson acquisition ($229,361 of incremental debt to purchase Dawson capital stock,
  including fees and expenses, times a weighted average interest rate of 9.38%)..........  $  22,887    $   1,098
Incremental interest expense due to the higher interest rate and higher principal amount under the new credit facility compared to the average for the previous credit facility
  ($150,000 times 8.44% plus $22,000 times 8.94% less historical credit facility interest
  expense)...............................................................................      5,069        1,267
Incremental interest expense due to the refinancing of indebtedness in connection with the Dawson acquisition ($19,425 of incremental debt issuance costs divided by five
  years).................................................................................      3,885          971
                                                                                           ---------       ------
                                                                                           $  31,841    $   3,336
                                                                                           ---------       ------
                                                                                           ---------       ------

(6) To adjust interest expense for incremental effect of 14% notes sold in the units offering, the proceeds being used to retire the remaining $148.6 million principal amount under the bridge credit facility.

(7) To adjust interest expense for partial repayment of the credit facility with approximately $124.5 million of the net proceeds of this offering and the concurrent offering.

(8) To restate combined income tax expense, adjusting for certain permanent book/tax differences, at our statutory tax rate of 35% adjusted for non-deductible amounts, primarily amortization of goodwill.

                            SELECTED FINANCIAL DATA

    The following summary historical financial information for the fiscal years ended June 30, 1996, 1997 and 1998 has been derived from our audited consolidated financial statements incorporated herein by reference. The following summary historical financial information for the six months ended December 31, 1997 and 1998 and as of December 31, 1998 has been derived from our unaudited financial statements incorporated herein by reference. The unaudited pro forma combined financial information for the fiscal year ended June 30, 1998 and the six months ended December 31, 1998 gives effect to (i) the acquisition of Dawson Production Services, Inc. and related transactions; (ii) the offering on January 19, 1999 of 150,000 units consisting of $150,000,000 principal amount of our 14% senior notes due 2009 and 150,000 warrants to purchase 2,032,565 shares of our common stock, and the application of the net proceeds therefrom; and (iii) this offering and the concurrent offering, and the application of the net proceeds therefrom as if they had occurred on July 1, 1997 for the statement of operations data. The pro forma combined balance sheet data is presented as if the units offering and the offering and sale of the common stock offered hereby had occurred on December 31, 1998. The unaudited pro forma combined financial information is not necessarily indicative of the financial results for the periods presented. In addition, future results may vary significantly from the results reflected in our unaudited pro forma combined financial statements because of, among other factors, changes in products and service prices and future acquisitions. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto incorporated herein by reference, and the unaudited pro forma combined financial statements and the notes thereto included elsewhere herein.

                                                                                                               PRO FORMA
                                                                                                               COMBINED
                                                                     PRO FORMA          SIX MONTHS ENDED      SIX MONTHS
                                    YEAR ENDED JUNE 30,               COMBINED            DECEMBER 31,           ENDED
                             ----------------------------------   YEAR ENDED JUNE    ----------------------  DECEMBER 31,
                                1996        1997        1998      30, 1998 (1)(4)       1997        1998       1998 (1)
                             ----------  ----------  ----------  ------------------  ----------  ----------  -------------
                                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues.................  $   65,857  $  162,425  $  420,046      $  645,578      $  185,072  $  259,233   $   295,588
  Costs and expenses.......      60,282     147,750     381,241         618,669         166,707     270,856       310,518
  Interest expense.........       2,477       7,879      21,476          60,133           9,008      27,327        30,087
  Pretax income (loss).....       5,474      14,671      38,805          26,909          18,365     (11,623)      (14,930)
  Net income (loss)........       3,586       9,098      24,175          15,829          11,456      (7,960)      (10,706)
  Earnings per share--
    basic..................        0.46        0.81        1.41            0.21            0.71       (0.44)        (0.14)
OTHER FINANCIAL DATA:
  EBITDA (2)                 $   12,753  $   33,630  $   91,282      $  137,788(3)   $   39,882  $   40,834   $    44,365(3)
  Capital expenditures.....       7,665      24,755      59,266             N/A          24,600      19,353           N/A
  Depreciation, depletion
    and amortization.......       4,701      11,076      31,001          50,746          12,509      25,130        29,208
EQUIPMENT SUMMARY (END OF
PERIOD):
  Well service rigs........         332         523         803           1,330             N/A       1,421           N/A
  Drilling rigs............           6           9          70              70             N/A          74           N/A
  Oilfield trucks..........         222         437         733             933             N/A       1,121           N/A

                                                                                            DECEMBER 31, 1998
                                                                                        --------------------------
                                                                                                       PRO FORMA
                                                                                           ACTUAL       COMBINED
                                                                                        ------------  ------------
BALANCE SHEET DATA:
  Property and equipment, net.........................................................  $    785,127  $    785,127
  Total assets........................................................................     1,175,530     1,211,124
  Long-term debt, less current maturities.............................................       839,870       715,369(4)
  Stockholders' equity................................................................       144,622       312,931(5)

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) See notes to Unaudited Pro Forma Combined Financial Statements.

(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. Although EBITDA is not a measure of performance calculated in accordance with GAAP, we believe that EBITDA is accepted as a generally recognized measure of performance in our industry. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity which is calculated in accordance with GAAP.

(3) Pro Forma EBITDA includes only the impact of the Dawson acquisition. It does not include the full EBITDA impact of other acquisitions completed since July 1, 1997. The pro forma adjustments contained in the following table are based on historical and estimated historical financial results for other acquisitions had they been completed on July 1, 1997. Adjusted pro forma EBITDA is not necessarily indicative of the results that would have accrued had the acquisitions occurred on July 1, 1997, nor is it necessarily indicative of future results. None of the adjustments reflect the impact of cost savings realized from such acquisitions or additional cost savings estimated to be realized from the consolidation of Dawson and our company wide restructuring plan.

                                                                         ADJUSTMENTS TO
                                                                        PRO FORMA EBITDA
                                                                  ----------------------------
                                                                                 SIX MONTHS
                                                                  YEAR ENDED        ENDED
                                                                   JUNE 30,     DECEMBER 31,
                                                                     1998           1998
                                                                  -----------  ---------------
                                                                         (IN THOUSANDS)
Pro forma EBITDA................................................   $ 137,788      $  44,365
Adjustments:
  Unaudited historical EBITDA of other acquisitions (i).........      28,236            284
  Estimated EBITDA based on unaudited historical EBITDA of other
    acquisitions (ii)...........................................       5,723          5,990
                                                                  -----------       -------
    Sub-total adjustments.......................................      33,959          6,274
                                                                  -----------       -------
Adjusted pro forma EBITDA.......................................   $ 171,747      $  50,639
                                                                  -----------       -------
                                                                  -----------       -------

                                                                    ADJUSTMENTS TO PRO FORMA
                                                                     CASH INTEREST EXPENSE
                                                                  ----------------------------
                                                                                 SIX MONTHS
                                                                  YEAR ENDED        ENDED
                                                                   JUNE 30,     DECEMBER 31,
                                                                     1998           1998
                                                                  -----------  ---------------
                                                                         (IN THOUSANDS)
Adjusted pro forma cash interest expense (iii)..................   $  63,424      $  31,712
                                                                  -----------       -------
                                                                  -----------       -------

    (i) Historical EBITDA based on unaudited financial statements of acquired businesses before the acquisitions, which may or may not have been prepared in accordance with GAAP.

    (ii) Estimated historical EBITDA calculated by extending the impact of unaudited historical EBITDA from the date of the latest statements of operations for the acquired businesses to the date of the acquisitions.

    (iii) Calculated by multiplying pro forma indebtedness, incurred in connection with all acquisitions and the units offering by the applicable interest rate for each layer of indebtedness (weighted average of 8.71%).

(4) Gives effect to the issuance of 150,000 warrants to purchase an aggregate of 2,032,565 shares of common stock in connection with the units offering. Accordingly, $7,434,000 of the proceeds of the units offering were allocated to the value of the warrants with the remainder allocated to the notes. Consequently, the notes are recorded at a discount.

(5) Gives effect to the write-off of debt issuance costs incurred in connection with the bridge credit facility we entered into in connection with the Dawson acquisition.

                                USE OF PROCEEDS

    Our net proceeds from the sale of our common stock in this offering and the concurrent offering are estimated to be approximately $165 million ($183 million if the underwriters' over-allotment option is exercised in full) after payment of a $1.5 million commitment fee to an affiliate of PNC related to a standby financing commitment in connnection with this offering that was not required to be exercised. We intend to use approximately $124.5 million of such net proceeds to repay a pro rata portion of each of the Tranche A term loan and Tranche B term loan under our senior credit facility. The Tranche B loan holders have the right to refuse prepayments. To the extent any Tranche B term loan prepayments are refused, we will pay down the Tranche A term loan. The Tranche A term loan currently bears interest at the annual rate of LIBOR plus 3.50% and matures on September 14, 2003. The Tranche B term loan currently bears interest at the annual rate of LIBOR plus 4.0% and matures on June 14, 2004. We do not intend to pay down the revolver under the senior credit facility until we have substantially improved our operating results and financial position.

    The remaining $40.5 million of estimated net proceeds ($58.4 million if the underwriters' over-allotment option is exercised in full) will be used for general corporate purposes, which may include working capital, payment of operating expenses, capital expenditures, acquisitions and redemptions of securities; provided that if the over-allotment option is exercised in full, approximately $4.5 million will be used to repay a pro rata portion of the Tranche A term loan and Tranche B term loan as described above.

    We believe that the cash provided by this offering and the concurrent offering, together with anticipated cash flow from operations, will enable us to meet our scheduled debt service requirements for at least the next 18 months.

                                 LEGAL MATTERS

    Certain legal matters in connection with this offering will be passed upon for Key by Porter & Hedges, L.L.P., Houston, Texas.

                                 CAPITALIZATION

    This table sets forth: (i) our total capitalization as of December 31, 1998;
(ii) our pro forma capitalization as of December 31, 1998 giving effect to the offering and sale of $150 million of units consisting of $150 million of our 14% senior subordinated notes due 2009 and 150,000 warrants to purchase 2,032,565 shares of our common stock and the application of the net proceeds therefrom; and (iii) our pro forma combined capitalization giving effect to this offering and the concurrent offering and the application of the net proceeds therefrom.

                                                                                       DECEMBER 31, 1998
                                                                             -------------------------------------
                                                                                                       PRO FORMA
                                                                               ACTUAL     PRO FORMA     COMBINED
                                                                             ----------  -----------  ------------

                                                                                    (DOLLARS IN THOUSANDS)
Current maturities of long-term debt and capital leases....................  $    9,511   $   9,511   $      3,511(3)
                                                                             ----------  -----------  ------------
                                                                             ----------  -----------  ------------
Long-term debt, less current maturities:
  Senior credit facility--Revolver.........................................  $  110,000   $ 110,000   $    110,000
  Senior credit facility--Tranche A term loan..............................     144,000     144,000         45,977(3)
  Senior credit facility--Tranche B term loan..............................     199,500     199,500        179,050(3)
  9 3/8% Senior notes......................................................       1,406       1,406          1,406
  Interim credit facility..................................................     148,594          --             --
  14% Senior subordinated notes............................................          --     142,566(1)      142,566
  7% Convertible subordinated debentures...................................       4,600       4,600          4,600
  5% Convertible subordinated notes........................................     216,000     216,000        216,000
  Other long-term debt and capital leases..................................      15,770      15,770         15,770
                                                                             ----------  -----------  ------------
  Total long-term debt, less current maturities............................     839,870     833,842        715,369
                                                                             ----------  -----------  ------------
Total debt.................................................................  $  849,381   $ 843,353   $    718,880
                                                                             ----------  -----------  ------------
                                                                             ----------  -----------  ------------
Stockholders' equity:
  Common stock, $.10 par value, 100,000,000 shares authorized, 18,709,735 shares issued; 18,709,735 shares issued pro forma; 77,218,507 shares
    issued pro forma combined..............................................  $    1,871   $   1,871   $      7,722
  Additional paid-in capital...............................................     119,300     126,734        285,833
  Treasury stock, 416,666 shares...........................................      (9,682)     (9,682)        (9,682)
  Retained earnings........................................................      33,133      29,058(2)       29,058
                                                                             ----------  -----------  ------------
      Total stockholders' equity...........................................     144,622     147,981        312,931
                                                                             ----------  -----------  ------------
Total capitalization.......................................................  $  994,003   $ 991,334   $  1,031,811
                                                                             ----------  -----------  ------------
                                                                             ----------  -----------  ------------

------------------------

(1) Gives effect to the issuance of 150,000 warrants to purchase an aggregate of 2,032,565 shares of common stock in connection with the units offering. Accordingly, $7,434,000 of the proceeds of the units offering were allocated to the value of the warrants with the remainder allocated to the 14% notes. Consequently, the notes are recorded at a discount.

(2) Gives effect to the write-off of debt issuance costs incurred in connection with the bridge credit facility we entered into in connection with the Dawson acquisition.

(3) Assumes that the net proceeds of this offering to be allocated to PNC Bank's portion of the Tranche B term loan will be applied to the Tranche A term loan and that certain other holders of the Tranche B term loan also will refuse the proceeds allocable to their portions of the Tranche B term loans. To the extent any further proceeds allocable to the Tranche B term loan are refused, such proceeds will be allocated to the Tranche A term loans.

May 6, 1999

                                     [LOGO]

                           KEY ENERGY SERVICES, INC.

                                3,508,772 SHARES

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS
                                   SUPPLEMENT
                               ------------------

----------------------------------------------------------------------

    We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

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